December 20, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Mr. Ameen Hamady
Mr. Isaac Esquivel

Re:	Rose Hill Acquisition Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed on March 31, 2022
File No. 001-40900

Dear Messrs. Hamady and Esquivel:

Rose Hill Acquisition Corporation (the “Company”) hereby responds to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 19, 2022 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Form 10-K for the fiscal year ended December 31, 2021

General

1.
We note your response to our comment number 1. Please revise your proposed risk factor disclosure in future filings to also include the substance provided in your response letter from December 13, 2022, so that investors have necessary context to assess the risk you disclose.

Response: The Company acknowledges the Staff’s comment and confirms that in its future filings it will include the substance provided in the Company’s response letter dated December 13, 2022 relating to Rose Hill Sponsor LLC in its proposed risk factor included in the Company’s response letter dated December 16, 2022.

We hope that this response adequately address the Staff’s concerns. If you have any further comments or concerns, please feel free to contact our counsel, Flora R. Perez, at perezf@gtlaw.com or by telephone at (954) 768-8210.

Very truly yours,
/s/ Albert Hill IV
Albert Hill IV Co-Chief Financial Officer